UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

IGAMBIT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

45173A103
(CUSIP Number)

Dominic Maggiore 5 Pegs Lane Cold Spring Harbor, NY 11724 631-905-6555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45173A103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dominic Maggiore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Dominic Maggiore – 2,055,300*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER Dominic Maggiore – 2,055,300*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,470,300*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.22%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Includes 250,000 shares of common stock issuable upon the exercise of options.

SCHEDULE 13D

CUSIP No.	45173A103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joanne Maggiore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Joanne Maggiore – 415,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER Joanne Maggiore – 415,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,470,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.22%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Includes 250,000 shares of common stock issuable upon the exercise of options.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Igambit, Inc., a Delaware corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”). The principal executive office and mailing address of the Company is 1050 West Jericho Turnpike, Suite A, Smithtown, NY 11787.

Item 2.	Identity and Background.

(a)  This Statement on Schedule 13D is jointly filed by each of the following persons (the "Reporting Persons"):

(i)   Dominic Maggiore, Individual

(ii)  Joanne Maggiore, Individual

(b)  The address of the Reporting Persons is 5 Pegs Lane, Cold Spring Harbor, NY 11724.

(c)  Mr. Dominic Maggiore does not provide consulting services to the Company. Mr. Dominic Maggiore is an independent consultant. Mrs. Joanne Maggiore is not employed.

(d) & (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f)  Mr. and Mrs. Maggiore are US citizens.

Item 3.                      Source and Amount of Funds or Other Consideration.

On November 4, 2015 Dominic Maggiore received 1,500,000 shares of Common Stock from a shareholder of the Company for providing consulting services to the shareholder.

Item 4.	Purpose of Transaction.

None of the Reporting Persons has plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,470,300 shares of Common Stock including 250,000 shares of Common Stock issuable upon the exercise of options, which represent approximately 6.22% of 39,683,990 shares of the Company.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

          7.1 Agreement regarding Joint Filing Statement on Schedule 13D, dated September 7, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2016

/s/ Dominic Maggiore
Dominic Maggiore

/s/ Joanne Maggiore
Joanne Maggiore

Exhibit 7.1

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Igambit, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 7th day of September 2016.

/s/ Dominic Maggiore
Dominic Maggiore

/s/ Joanne Maggiore
Joanne Maggiore